Concordia International Corp. Announces Third Quarter 2017 Results

•	Reported third quarter revenue of $154.6 million

•	Reported third quarter adjusted EBITDA[1] of $78.6 million

•	Generated cash flow from operations of $227.4 million in the first nine months of 2017

•	Concluded the third quarter with a cash balance of $341.3 million
OAKVILLE, ON – November 14, 2017 – Concordia International Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR), an international specialty pharmaceutical company focused on becoming a leader in European specialty, off-patent medicines, today announced its financial and operational results for the three and nine months ended September 30, 2017. All financial references are in U.S. dollars (USD) unless otherwise noted.
“During the quarter, we launched our long-term growth strategy, DELIVER, and we generated financial results that were in line with our forecasts,” said Allan Oberman, Chief Executive Officer of Concordia. “Both represent important progress for Concordia as we continue to focus on the realignment of our capital structure.”
Consolidated Third Quarter 2017 Financial and Operational Results and Recent Events

•	Reported revenue of $154.6 million, compared to $185.5 million for the same period in 2016 and $160.8 million for the second quarter of 2017.

•	Reported third quarter adjusted EBITDA[1] of $78.6 million, compared to $104.4 million for the same period in 2016, and $81.8 million in the second quarter of 2017.

•	Generated cash flows from operating activities of $227.4 million in the first nine months of 2017, compared to $313.1 million for the same period in 2016.

•	As of September 30, 2017, the Company’s liquidity consisted of $341.3 million of cash and cash equivalents.

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Subsequent to quarter end, on October 20, 2017, Concordia announced its intention to realign its capital structure by commencing a court proceeding under the Canada Business Corporations Act (the “CBCA”). The CBCA is a Canadian corporate statute that contains provisions allowing Canadian corporations to restructure certain debt obligations. The CBCA is not a bankruptcy or insolvency statute. Under the CBCA process, Concordia’s management continues to lead day-to-day operations and operate its business as usual, while meeting its commitments to employees, suppliers and customers.

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The commencement of the CBCA proceedings resulted in an event of default under the Company’s credit agreement dated October 21, 2015, the indenture governing the Company's 9.00% senior secured notes, and the Company’s currency swaps, which defaults are subject to the stay of proceedings issued by the Ontario Superior Court of Justice.

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As contemplated by the CBCA order, the following payments owed to unsecured lenders were not paid as scheduled, and are instead expected to be addressed (or have been settled) as part of the proposed recapitalization transaction under the CBCA proceeding: approximately $26 million of interest due on October 16, 2017 under Concordia’s 7.00% unsecured senior notes; approximately $2.5 million of interest under Concordia’s unsecured, extended bridge facility due on October 23, 2017; and approximately $34 million of principal and accrued interest due on October 20, 2017 under the Company’s unsecured, two-year equity bridge facility. Subsequent to quarter end, the Company agreed to settle the principal amount and accrued interest due on the two-year equity bridge at a significant discount to par.

•
On October 20, 2017, the counterparty to the Company’s currency swaps, which Concordia entered into in August and November of 2016, notified the Company that it would be terminating the currency swaps effective October 23, 2017 due to the commencement of the CBCA proceedings. In addition, as part of the CBCA process, the Company agreed to terminate the revolving commitments under its credit agreement.

Third Quarter 2017 Segment Results
North America segment revenue of $36.9 million for three months ended September 30, 2017 decreased by $11.1 million or 23%, compared to the corresponding period in 2016. The decrease was primarily due to a $6.3 million decrease from Lanoxin® authorized generic, a $1.5 million decrease from Nilandron®, and a $3.0 million decrease from Donnatal®, as a result of additional competitive pressures that have resulted in a loss of market share.
In the third quarter of 2017, Donnatal® continued to face pressure from a non-FDA approved product being distributed by a competitor, and an additional competitive product that was launched in the second quarter of 2017. These decreases were partially offset by a $7.3 million increase in revenue from Plaquenil® authorized generic when compared to the comparative period in 2016, which lower revenue in the comparative period of 2016 was due to the launch of an additional generic competitor late in the second quarter of 2016.
Third quarter 2017 revenue for the North America segment was 19% lower than second quarter 2017 revenue of $45.5 million, due to declines in revenue from branded and authorized generic products.
International segment revenue of $117.7 million for the three months ended September 30, 2017, decreased by $19.8 million or 14 per cent, compared to the corresponding period in 2016. The primary drivers of the decrease were a $5.9 million decrease from Fusidic Acid; a $4.5 million decrease from Liothyronine Sodium; a $3.6 million decrease from Prednisolone; and a $3.3 million decrease from Levothyroxine Sodium.
These lower product revenues are primarily due to ongoing competitive market pressures, and were partially offset by a $3.5 million increase from Nitrofurantoin, and a $2.9 million increase from Acetylsalicylic Acid.
Third quarter 2017 revenue for the Concordia International segment increased by $2.4 million compared to second quarter 2017 revenue of $115.3 million primarily due to the impact of $2.3 million higher revenue from Nitrofurantoin and $1.9 million higher revenue from Flurbiprofen, partially offset by $2.2 million lower revenue from Fusidic Acid as a result of competitive market pressures.
Pipeline Update
During the third quarter of 2017, the Company launched two new products into markets that have a current IMS-estimated value of $21 million.
Concordia also has 13 products that have already been approved or are awaiting approval.  These products, if launched, are expected to compete in markets that have a current IMS-estimated value in excess of $94 million.
In addition, the Company currently has 27 products (compared to 26 products in the second quarter of 20l7) under development that are anticipated to launch in the next three to five years.  These products, if launched, are expected to compete in markets that have a current IMS-estimated value in excess of $1.5 billion.
Concordia believes that these products include several first-to-market or early-to-market opportunities for difficult-to-make products.
In addition, the Company has 16 products identified for potential development that, if launched, are expected to compete in markets that have a current IMS-estimated value in excess of $600 million.

In total, Concordia’s pipeline is comprised of more than 50 products that, if launched, could compete in markets that have a current IMS-estimated value in excess of $2 billion.

Financial Results

	Three months ended		Nine months ended
(in $000's, except per share data)	Sep 30, 2017	Sep 30, 2016	Sep 30, 2017	Sep 30, 2016
Revenue	154,622	185,504	475,964	645,751
Gross profit	108,610	137,034	335,337	474,493
Gross profit %	70%	74%	70%	73%
Adjusted gross profit (1)	108,610	138,540	335,648	495,511
Operating income (loss) from continuing operations	9,589	42,636	(953,300)	(417,345)
Net loss from continuing operations	(69,485)	(75,147)	(1,158,962)	(650,332)
Loss per share, from continuing operations
Basic	(1.36)	(1.47)	(22.67)	(12.75)
Diluted	(1.36)	(1.47)	(22.67)	(12.75)
EBITDA (1)	63,144	30,213	(783,487)	(315,120)
Adjusted EBITDA (1)	78,582	104,444	244,632	387,636

Consolidated Results of Operations
Consolidated revenue for the three and nine month periods ended September 30, 2017 decreased by $30.9 million or 17%, and $169.8 million, or 26%, respectively, compared to the corresponding periods in 2016. These decreases are due to lower sales from both the Concordia North America and Concordia International segments, as well as lower foreign exchange rates impacting translated revenues for the first half of 2017 compared to the corresponding period in 2016.

Revenues were lower primarily due to lower volumes, primarily a result of new market entrants on a number of the Company's products. The Concordia North America segment revenue for the three months ended September 30, 2017 decreased by 23% when compared to the corresponding period in 2016, mainly due to lower volumes on key products, including Lanoxin® authorized generic, Nilandron®, and Donnatal®. The

Concordia International segment revenue for the three months ended September 30, 2017 decreased by 14% primarily due to volume and price declines on key products, including Fusidic Acid, Levothyroxine Sodium, and Prednisolone.

Gross profit for the three and nine month periods ended September 30, 2017 decreased by $28.4 million, or 21%, and $139.2 million, or 29%, respectively, compared to the corresponding periods in 2016 primarily due to the revenue decreases described above. The decrease in gross profit percentage of 4% for the three month period ended September 30, 2017, is primarily due to a change in the mix of product sales within both the Concordia North America segment and Concordia International segment. The decrease in gross profit percentage of 3% for the nine months ended September 30, 2017 is lower than the 4% for the three month period ended September 30, 2017, as the first quarter of 2016 included a non-cash fair value adjustment to inventory of $18.6 million associated with the acquisition of the Concordia International segment.

Operating expenses for the three and nine month periods ended September 30, 2017 increased by $4.6 million or 5%, and $396.8 million, or 44%, respectively, compared to the corresponding periods in 2016. Operating expenses were higher during the three months ended September 30, 2017 primarily due to $10.0 million higher acquisition related, restructuring and other costs and $8.4 million higher amortization charges on intangible assets, partially offset by $7.1 million lower share based compensation expense.

Operating expenses on a year-to-date basis were $396.8 million higher primarily due to a $417.0 million higher impairment charge. Excluding impairments, operating expenses for the nine months ended September 30, 2017 decreased by $20.2 million, or 6% compared to the corresponding period in 2016. This decrease was primarily due to a combination of the following: $18.9 million lower share-based compensation expense; $14.6 million lower expense for fair value of purchase consideration and $13.5 million lower litigation settlement expenses, partially offset by $33.6 million higher amortization of intangible assets and $10.0 million higher acquisition related, restructuring and other costs.

General and administrative expenses reflect costs related to salaries and benefits, professional and consulting fees, ongoing public company costs, travel, facility leases and other administrative expenditures. General and administrative expenses for the three and nine month periods ended September 30, 2017 decreased by 18% and 9%, respectively, compared to the corresponding periods in 2016. This decrease is a result of the Company's objective to reduce operating costs across the business.

Selling and marketing expenses reflect costs incurred by the Company for the marketing, promotion and sale of the Company’s broad portfolio of products across the Company's segments. Selling and marketing costs for the three and nine month periods ended September 30, 2017 decreased by $0.8 million, or 7%, and $9.1 million, or 24%, respectively, compared to the corresponding periods in 2016. These costs have decreased primarily due to the termination of the Donnatal® contract sales force in 2016, which has been replaced by a co-promotion agreement with RedHill. The lower costs during the three month period ended September 30, 2017 as a result of the termination of the Donnatal® contract sales force within the Concordia North America segment was partially offset by $2.0 million higher marketing spend within the Concordia International segment.

Research and development expenses reflect costs for clinical trial activities, product development, professional and consulting fees and services associated with the activities of the medical, clinical and scientific affairs, quality assurance costs, regulatory compliance and drug safety costs (Pharmacovigilence) of the Company. Research and development costs for the three and nine month periods ended September 30, 2017 decreased by $0.7 million, or 8%, and $4.0 million, or 15%, respectively, compared to the corresponding periods in 2016. This decrease is due to fewer ongoing clinical programs in 2017 compared with 2016, including the cancellation of the cholangiocarcinoma trial in December 2016, and the Company moving certain external costs previously incurred within the Concordia North America segment to the Company's internal operations in Mumbai, India.

The current income tax expense recorded for the three and nine month periods ended September 30, 2017 decreased by $5.0 million and $17.2 million, respectively, compared to the corresponding periods in 2016. Income taxes were lower primarily due to the impact of foreign exchange translation of the income tax expense from the Concordia International segment as well as lower taxable income compared to corresponding periods in 2016.

The net loss from continuing operations for the three and nine month periods ended September 30, 2017 was $69.5 million and $1.2 billion, respectively, and earnings per share loss was $1.36 and $22.67, respectively, per share. Significant components comprising the net loss for the nine month period ended September 30, 2017 are an impairment charge of $987.1 million recorded during the second quarter of 2017, fair value losses on derivative contracts of $69.3 million, interest and accretion expense of $282.7 million and amortization of $175.3 million offset by gross profit of $335.3 million.

Adjusted EBITDA for the three and nine month periods ended September 30, 2017 decreased by $25.9 million, or 25%, and $143.0 million or 37%, respectively, compared to the corresponding periods in 2016. The decline is primarily due to lower sales and gross margins from both the Concordia North America and Concordia International segments, as well as lower foreign exchange rates impacting translated results during the first half of 2016.

Adjusted EBITDA by segment for the three and nine month periods ended September 30, 2017 was $23.9 million and $79.5 million, respectively, from Concordia North America, and $59.3 million and $180.6 million, respectively, from Concordia International. In addition, during the three and nine month periods ended September 30, 2017 the Company incurred $4.6 million and $15.4 million, respectively, of Corporate costs related to the Corporate Head Office.

As of September 30, 2017, the Company had cash of $341.3 million, and 51,282,675 common shares issued and outstanding.
Conference Call Notification
The Company will hold a conference call on Tuesday, November 14, 2017, at 8:30 a.m. ET, hosted by senior management.

CONFERENCE CALL DETAILS
DATE:	Tuesday, November 14, 2017
TIME:	8:30 a.m. ET
DIAL-IN NUMBER:	(647) 427-7450 or (888) 231-8191
TAPED REPLAY:	(416) 849-0833 or (855) 859-2056
REFERENCE NUMBER:	9879679
This call is being webcast and can be accessed by going to:
http://event.on24.com/r.htm?e=1535629&s=1&k=B3BF1AD3DED96CAD83E708FE2BE9CADC
An archived replay of the webcast will be available by clicking the link above.
About Concordia
Concordia is an international specialty pharmaceutical company with a diversified portfolio of more than 200 patented and off-patent products, and sales in more than 90 countries. Going forward, the Company is focused on becoming a leader in European specialty, off-patent medicines.

Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.

Non-IFRS Measures

This press release makes reference to certain measures that are not recognized measures under International Financial Reporting Standards (“IFRS”). These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute to the Company’s financial information reported under IFRS. Management uses non-IFRS measures such as EBITDA, adjusted EBITDA, adjusted gross profit, adjusted net income and adjusted earnings per share (“Adjusted EPS”) to provide investors with supplemental information of the Company’s operating performance and thus highlight trends in the Company’s core business that may not otherwise be apparent when relying solely on IFRS financial measures. Management also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, to assess its ability to meet future debt service requirements, in making capital expenditures, and to consider the business’s working capital requirements. Readers are cautioned that the non-IFRS measures contained herein may not be appropriate for any other purpose.
During the third quarter of 2017, the Company amended its definition of Adjusted EBITDA and Adjusted Net Income to adjust for costs associated with retention bonuses, included within acquisition, restructuring and other costs. Management believes that these costs should be adjusted to provide analysts, investors and other interested parties with results reflecting the core business. This amendment had no material impact on previously issued Non-IFRS measures.
As used herein, adjusted gross profit is defined as gross profit adjusted for non-cash fair value increases to the cost of acquired inventory from a business combination. Under IFRS, acquired inventory is required to be written-up to fair value at the date of acquisition. As this inventory is sold the fair value adjustment represents a non-cash cost of sale amount that has been excluded in adjusted gross profit in order to normalize gross profit for this non-cash component.

	Three months ended		Nine months ended
(in $000’s)	Sep 30, 2017	Sep 30, 2016	Sep 30, 2017	Sep 30, 2016
Gross profit per financial statements	108,610	137,034	335,337	474,493
Add back: Fair value adjustment to acquired inventory	—	1,506	311	21,018
Adjusted Gross profit	108,610	138,540	335,648	495,511

EBITDA
EBITDA is defined as net income / loss adjusted for interest and accretion expense, interest income, income tax expense, depreciation and amortization. Management uses EBITDA to assess the Company’s operating performance.
Adjusted EBITDA
Adjusted EBITDA is defined as EBITDA adjusted for certain charges including costs associated with acquisitions, restructuring initiatives, and other costs (which includes onerous contract costs and direct costs associated with contractual terminations), retention bonuses, initial exchange listing expenses on the NASDAQ, non-operating gains / losses, integration costs, legal settlements (net of insurance recoveries) and related legal costs, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation, fair value changes including purchase consideration and derivative financial instruments, asset impairments, fair value increases to inventory arising from purchased inventory from a business combination, gains / losses from the sale of assets and unrealized gains / losses related to foreign exchange. Management uses Adjusted EBITDA, among other Non-IFRS financial measures, as the key metric in assessing business performance when comparing actual results to budgets and forecasts. Management believes Adjusted EBITDA is an important measure of operating performance and cash flow, and provides useful information to investors because it highlights trends in the underlying business that may not otherwise be apparent when relying solely on IFRS measures.
The table below sets forth the reconciliation of net loss from continuing operations to EBITDA and to Adjusted EBITDA for the three and nine month periods ended September 30, 2017 and September 30, 2016.

	Three months ended		Nine months ended
(in $000’s)	Sep 30, 2017	Sep 30, 2016	Sep 30, 2017	Sep 30, 2016
Net loss from continuing operations	(69,485)	(75,147)	(1,158,962)	(650,332)

Interest and accretion expense	95,926	72,352	282,703	208,948
Interest income	(19,053)	(5,043)	(56,175)	(5,043)
Income taxes	4,181	(5,192)	(27,803)	(11,791)
Depreciation	499	528	1,487	1,427
Amortization of intangible assets	51,076	42,715	175,263	141,671
EBITDA	63,144	30,213	(783,487)	(315,120)
Impairment	—	3,062	987,103	570,138
Fair value adjustment to acquired inventory	—	1,506	311	21,018
Acquisition related, restructuring and other	14,266	4,251	25,649	15,659
Share-based compensation	2,999	10,069	8,426	27,315
Fair value (gain) loss on purchase consideration and derivatives	21,357	(323)	69,003	14,290
Foreign exchange (gain) loss	(508)	(3,489)	670	(5,029)
Unrealized foreign exchange (gain) loss	(22,676)	59,155	(63,043)	45,902
Legal settlements and related legal costs	—	—	—	13,463
Adjusted EBITDA	78,582	104,444	244,632	387,636

Notice Regarding Trademarks
This press release includes trademarks that are protected under applicable intellectual property laws and are the property of Concordia or its affiliates or its licensors. Solely for convenience, the trademarks of Concordia, its affiliates and/or its licensors referred to in this press release may appear with or without the ® or TM symbol, but such references or the absence thereof are not intended to indicate, in any way, that the Company or its affiliates or licensors will not assert, to the fullest extent under applicable law, their respective rights to these trademarks. Any other trademarks used in this press release are the property of their respective owners.

Notice regarding future-oriented financial information:
To the extent any forward-looking statements or forward-looking information in this press release or made during the earnings conference call constitutes future-oriented financial information or financial outlooks within the meaning of securities laws, such information is being provided to demonstrate the potential financial performance of Concordia and its business and readers are cautioned that this information may not be appropriate for any other purpose and that they should not place undue reliance on such future-oriented financial information and financial outlooks. Future-oriented financial information and financial outlooks, as with forward-looking statements and forward-looking information generally, are, without limitation, based on the assumptions and subject to the risks set out below under “Notice regarding forward-looking statements”.
Notice regarding forward-looking statements:
This press release includes, and statements made during the earnings conference call may include, forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, statements with respect to Concordia's long-term growth strategy (including the components of the DELIVER strategy), Concordia’s focus on realigning its capital structure, the Company's ability to operate in the ordinary course, discussions with Concordia's lenders and their advisors with respect the proposed recapitalization transaction, a proposed recapitalization transaction, the completion of a proposed recapitalization transaction including obtaining any necessary approvals and the expected timing thereof, reducing the Company's existing debt and interest expense (including the amounts thereof), positioning the Company for long-term growth, the Company's available liquidity to operate its business and meet its financial commitments (including commitments to employees, customers, suppliers and business partners), the benefits of the CBCA process, proceedings under the CBCA including with respect to CBCA proceedings compared to proceedings under bankruptcy and insolvency statutes, the ability of the CBCA process to protect the Company's business, preserve Concordia's cash and/or give Concordia additional time to negotiate with its lenders, optimism about the ability to reach a consensual transaction with the Company's lenders that would enable Concordia to move forward with all of the pillars of the Company's DELIVER strategy in order to maximize the potential of Concordia, Concordia's intention to make scheduled interest and amortization payments, Concordia's management continuing to lead day-to-day operations, achieving the best possible recapitalization transaction, reaching a consensual transaction with holders of the Company's debt, maximizing Concordia's potential, implementing a Plan of Arrangement, addressing certain payments as part of a proposed recapitalization transaction, protection for the Company and its subsidiaries against defaults and any related steps or actions under CBCA proceedings, the focus on becoming a leader in European specialty, off-patent medicines, Concordia's 2017 objectives and priorities, the implementation of Concordia's long term growth strategy (and the timing thereof), the stabilization of Concordia's business, the execution, timing and impact of Concordia's business stabilization objectives, Concordia's liquidity, the improvement of working capital and liquidity based on near term initiatives and efficiencies launched by the Company, Concordia's financial performance (including the performance of its operating segments), the ability of Concordia to execute and deliver on business plans and growth strategies, the ability to drive long-term shareholder value, the implementation of actions to manage competitive challenges, the Company taking actions to rebuild value for stakeholders (and the ability of Concordia to rebuild value for its stakeholders), optimism about Concordia's future, the growth of Concordia and the rate of revenue growth, the sources of revenue growth, the stability of Concordia's business (including, without limitation, with respect to its business in certain jurisdictions), the diversification of the Company's geographic and therapeutic platform, product lines and/or sales channels, Concordia's ability to expand globally, Concordia’s pipeline of products, the intention to launch products, the number of potential product launches, the development and/or approval of new products, the timing of product launches, success of product launches, the size and/or estimated value of the markets in which Concordia has launched or intends to launch products, Concordia's ability to launch first-to-market, early-to-market or difficult-to-make products, potential product launches including first-to-market or early-to-market opportunities for difficult-to-make products, Concordia's network of partners, Concordia's revenue by geography, expected debt levels and leverage, free cash flows, Concordia's debt structure, expected sources of funds (including expected levels of cash on hand), future growth of the Company (including, without limitation, the Company's expansion globally), the ability to pay certain obligations of Concordia, the ability to use the Company's expected cash flow and cash on hand to pay certain future obligations, the Company's cash on hand and cash flows being sufficient to meet the

Company's liquidity needs, concentration of Concordia's business, cash on hand after satisfying obligations during 2017, the performance of Concordia's products and segments, the revenue-generating capabilities and/or potential of Concordia's assets, Concordia's financial strength, the continued and/or expected profitability of Concordia's products and/or services, the sales and/or demand for Concordia's products, the deployment of cash towards value creating initiatives (including to fund future acquisitions and the launch of pipeline products, and settle other obligations as they become due), the expansion into new indications and new markets for Concordia's existing and/or future products, Concordia's ability to evaluate growth opportunities on a global scale (and the availability of such opportunities), the ability to expand existing sales of Concordia's products in certain markets, market opportunities for Concordia's products, Concordia's ability to provide patients with safe and efficacious medicines, the safety and efficacy of Concordia's products, the ability to obtain necessary approvals, enrollment of patients into clinical trials, the outcomes and success of clinical trials, Concordia’s ability to reduce operating costs across the business and other factors. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of Concordia's management, and are based on assumptions and subject to risks and uncertainties. Although Concordia's management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks associated with a proposed recapitalization transaction including the inability to complete a proposed recapitalization transaction or complete a proposed recapitalization transaction in a timely or efficient manner, the inability to reduce the Company's debt and/or interest payments, the inability to position the Company for long-term growth, the inability to execute the DELIVER strategy, the Company's available liquidity being insufficient to operate its business and meet its financial commitments (including commitments to employees, customers, suppliers and business partners), proceedings under the CBCA, Concordia's management no longer leading day-to-day operations, the inability to achieve the best possible recapitalization transaction, the inability to reach a consensual transaction with holders of the Company's debt, the inability to maximize Concordia's potential, Concordia's failure to make scheduled interest and amortization payments (which could result in a loss of the protections afforded by the CBCA process (including the stay of proceedings thereunder), the inability to negotiate with Concordia's lenders, the CBCA process not providing the protection sought by Concordia, third parties not complying with the CBCA order and taking steps against Concordia and its subsidiaries, the inability of the CBCA process to preserve Concordia's cash, the inability to implement a Plan of Arrangement, the risks associated with issuing and allocating new equity including the possible dilution of the Company's outstanding common shares, the value of existing equity following the completion of a recapitalization being limited or having no value, the inability to address certain payments as part of a proposed recapitalization, the inability of CBCA proceedings to protect the Company and its subsidiaries against defaults and any related steps or actions, Concordia defaulting on its obligations (including under its debt agreements) which could result in Concordia having to file for bankruptcy or insolvency, Concordia being put into an insolvency or bankruptcy proceeding as a result of not making the payments described herein, the Company's inability to become a leader in European specialty, off-patent medicines, Concordia's inability to stabilize its business, Concordia's inability to implement its long term strategic plan or being delayed in implementing such plan, the inability of Concordia to accelerate growth by maximizing its existing assets and future market opportunities, the inability of Concordia to expand its product portfolio (including, without limitation, the inability of Concordia to launch products due to regulatory impediments or competitive market changes), the inability of Concordia to optimize its operating platform, changes in laws, including tax laws, that could result in Concordia's operating platform being adversely affected, Concordia's inability to strengthen its financial foundation, cash on hand and cash flows from operations being insufficient to meet Concordia's liquidity needs, the inability to implement Concordia's objectives and priorities for 2017, which could result in financial strain on the Company and continued pressure on the Company's business, Concordia's securities, risks associated with developing new product indications, increased indebtedness and leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations, risks associated with Concordia's outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of

Concordia's products to treat certain diseases, the pharmaceutical industry and the regulation thereof, the failure to comply with applicable laws, risks relating to distribution arrangements, possible failure to realize the anticipated benefits of acquisitions and/or product launches (including the product launches described herein), risks associated with the integration of assets and businesses into Concordia's business, product launches (including, without limitation, unsuccessful product launches), the inability to develop and/or obtain approvals for new products, the inability to launch products or the delay in launching products, regulatory delays in product approvals, the inability to launch first-to-market, early-to-market or difficult-to-make products, the inability to capture a share of any market in which Concordia has launched or intends to launch its products, the fact that historical and projected financial information may not be representative of Concordia's future results, the failure to obtain regulatory approvals (including, without limitation, with respect to Photofrin® as a new treatment for certain forms of cancer or with respect to the product launches described herein), the FDA permitting unapproved products to remain on the market and compete with Concordia's products (including, without limitation, Donnatal®), economic factors, market conditions, acquisition opportunities, risks associated with the acquisition and/or launch of pharmaceutical products (including, without limitation, the product launches described herein), risks regarding clinical trials and/or patient enrollment into clinical trials, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia's niche, hard-to-make products and Concordia's key products in its International and North America segments (including the competitive pressures on some of the products described herein)), general economic and stock market conditions, risks associated with the United Kingdom's exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks associated with regulatory investigations (including the current investigations being undertaken by competition authorities with respect to the Company's operations), risks related to the introduction of new legislation, or amendments to existing legislation, in the jurisdictions in which Concordia carries on business (including, without limitation, the U.K. Health Service Medical Supplies (Costs) Act), risks related to patent infringement actions, the loss of intellectual property rights, risks associated with class action litigation, risks associated with Concordia's inability to defend itself in certain legal actions or being found to have violated certain laws (including, without limitation, the regulatory investigations and class actions which

Concordia is currently subject to), which may require Concordia to make certain payments in respect of such legal matters or which may result in certain fines being levied against Concordia, Concordia’s inability to reduce operating costs across the business and risks and uncertainties detailed from time to time in Concordia's filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.
1 Management uses non-IFRS measures such as EBITDA, Adjusted EBITDA, adjusted net income, adjusted gross profit, net debt/EBITDA and Adjusted EPS to provide a supplemental measure of operating performance. Please refer to the “Non-IFRS Measures” section of this press release for further information.

For more information please contact:
Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com

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